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November 21, 2008	Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”)

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 11 under the Securities Act and Amendment No. 18 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, relating to 18 new series.

Please direct any questions you may have with respect to this filing to me at the number indicated above.

Very truly yours,

/s/ RAJIB CHANDA

Rajib Chanda, Esq.

cc:	Barry Pershkow

Stephenie E. Adams

Jessica Riley, Esq.